Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

WESTERN ACQUISITION VENTURES CORP.

January 10, 2024

Western Acquisition Ventures Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Western Acquisition Ventures Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 28, 2021. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 11, 2022. Amendments to the Certificate of Incorporation were filed with the Secretary of State of Delaware on January 13, 2023 and July 11, 2023 (as amended, the “Amended and Restated Certificate”).

2. This Amendment to the Amended and Restated Certificate amends the Amended and Restated Certificate.

3. This Amendment to the Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. The text of Paragraph (c) of Section 9.1 is hereby amended and restated to read in full as follows:

“(c) The Corporation will have until April 11, 2024 to consummate an initial business combination (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date, the next date upon which the Office of the Delaware Division of Corporations shall be open; such date, the “Termination Date”), and if the Corporation does not consummate an initial business combination by the end of the Termination Date, it shall take the actions set forth in Section 9.2(d).

5. The text of Paragraph (d) of Section 9.2 is hereby amended and restated to read in full as follows:

“(d) In the event that the Corporation has not consummated an initial Business Combination by the end of the Termination Date (as such date may be extended pursuant to Section 9.2(c)), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares then outstanding in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable, less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

IN WITNESS WHEREOF, Western Acquisition Ventures Corp. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

WESTERN ACQUISITION VENTURES CORP.

By:	/s/ Jim McCormick

Name:	Jim McCormick

Title:	Chief Executive Officer